Darren K. DeStefano	VIA EDGAR
(703) 456-8034
ddestefano@cooley.com

February 16, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Ms. Amanda Ravitz

Mr. Daniel Morris

Mr. Tom Jones

Mr. David Burton

Ms. Kate Tillan

Re:                             Senseonics Holdings, Inc.

Registration Statement on Form S-1

Filed January 13, 2016

File No. 333-208984

Ladies and Gentlemen:

On behalf of our client, Senseonics Holdings, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 9, 2016 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The Company has revised the Registration Statement and is filing via EDGAR an amendment to the Registration Statement (the “Amended Registration Statement”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the Registration Statement filed on January 13, 2016.

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Implications of Being an Emerging Growth Company, page 7

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We advise the Staff that the Company has conducted several “testing the waters” meetings with qualified institutional buyers or institutional accredited investors and we will supplementally provide the Staff with a copy of the presentation that the Company used in these meetings under separate cover.  We further advise the Staff that we will supplementally provide the Staff with copies of any additional written communications of the type referenced in the Staff’s comment.

Exhibit 10.24

2.                                      We note that you filed a request for confidential treatment for portions of the distribution agreement.  We will provide any comments on your request separately.

The Company acknowledges the Staff’s Comment.

*   *   *   *

The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please fax any additional comment letters concerning the Amended Registration Statement to (703) 456-8100 and direct any questions or comments concerning this response letter to the undersigned at (703) 456-8034.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Timothy T. Goodnow, Senseonics Holdings, Inc.
R. Don Elsey, Senseonics Holdings, Inc.
Christian E. Plaza, Cooley LLP

Donald J. Murray, Covington & Burling LLP
Brian K. Rosenzweig, Covington & Burling LLP